May 4, 2012

VIA EDGAR (Correspondence Filing)

Mr. Bo Howell

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:

Mutual Fund Series Trust (the "Registrant")

Post-Effective Amendment No. 74

File Nos. 333-132541; 811-21872

Dear Mr. Howell:

On behalf of the Registrant, this letter responds to the comments that you provided to Michael Barolsky with respect to Post-Effective Amendment No. 74 to the Registrant's Registration Statement (the "Amendment") and the Catalyst Event Arbitrage Fund (the "Fund"), a series of the Registrant.  Your comments are set forth below and each is followed by the Registrant's response.

The principal strategies disclosure states that the Fund seeks to achieve its objective by investing in “securities”.  Please describe the types of securities in which the Fund will invest.  If the securities are or include fixed income securities, please describe the credit quality and maturity of such securities.

Response:  The second sentence of the first paragraph under “Principal Investment Strategies” has been revised to state “The Fund’s investments will primarily consist of long and short common stock and preferred stock equity positions, as well as call and put options on such securities”.

With respect to the disclosure regarding the performance of the predecessor limited partnership, please describe when and why the  predecessor account was created; state whether the adviser managed any other substantially similar account(s); and state whether the predecessor’s net fees and expenses were lower than the Fund’s fees and expenses.  Please also confirm that the Registrant did not choose the predecessor account because it had the highest performance and confirm whether the predecessor account will transfer all of its securities or just a portion of them.  Please also state whether the adviser believes that the predecessor account could have complied with subchapter M of the Internal Revenue Code.

Response:  The predecessor account (the “Partnership”) was created in June 1997 and was created for a purpose unrelated to establishing a performance record for the Fund.  The Partnership’s manager has not advised any other accounts with similar strategies since February 2008, but managed other private accounts with similar strategies prior to that date. The Partnership’s net fees and expenses are slightly higher than the proposed fees and expenses of the Fund. The Partnership is the only account currently advised by its manager and consequently, was not chosen because of its performance. The Partnership intends to transfer all of its securities to the Fund.  The Partnership’s manager believes that the Partnership could have complied with subchapter M of the Internal Revenue Code.

With respect to the disclosure regarding the performance of the predecessor limited partnership, please confirm that performance is net of all expenses and fees, including performance fees.

Response:  The performance of the Partnership is net of all fees and expenses of the Partnership, which does not include performance fees.  Performance fees were payable by each individual investor to the Partnership’s manager based on factors including the timing of the investor’s investment in the Partnership and the performance of the Partnership.  Performance fees are not fees paid by the Partnership and consequently, are not reflected in the Partnership’s performance.

Comment 1.

With respect to the disclosure regarding the performance of the predecessor limited partnership, please include only the previous ten calendar years in the bar chart.

Response:   The bar chart in the prospectus under “Performance” has been revised to include only the last 10 calendar years.

Comment 2. Under “For More Information”, please correct the Commission’s zip code to be 20549-1520. Response: The requested change has been made.

Comment 3.

In the Fund’s SAI, item (g) under “Investment Restrictions” states that the Fund will not “invest 25% or more of  its total assets in a particular industry or group of related industries other than other investment companies.”  Please confirm that the Fund will not utilize other investment companies to effectively concentrate in a particular industry or group of related industries.  Please also confirm that if the Fund invests in other investment companies, that the fee table will be updated as applicable to show acquired fund fees and expenses.

Response:  The Registrant has confirmed to us that the Fund will not utilize investments in other investment companies to effectively concentrate in a particular industry or group of related industries.

Comment 4. In the SAI, please include a heading for the section discussion the trustees’ skills and qualifications. Response: The requested heading has been added to the SAI.

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The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP